Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

October 28, 2016

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549

Re:	Cellectar Biosciences, Inc. (CIK 0001279704) Registration Statement on Form S-1

 Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement covers the issuance and sale by the Company of shares of the Company’s common stock, $0.00001 par value per share (“Common Stock”), Series C warrants to purchase shares of Common Stock, and shares of the Company’s Series A Convertible Preferred Stock, $0.0001 par value per share, that are convertible at any time at the holder’s option into shares of Common Stock, together in an underwritten offering intended to raise $10,000,000.

Please direct any communications concerning the Registration Statement to the undersigned at (617) 832-1113, email—pbork@foleyhoag.com, or, in my absence, Gabrielle Bernstein at (617) 832-1181, email— gbernstein@foleyhoag.com . The email address of the Company’s agent for service is jcaruso@cellectar.com.

Very truly yours,

/s/ Paul Bork
Paul Bork

cc:	G. Bernsteinr, Esq.

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